SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Listing Notification

25 May 2010

PRUDENTIAL PLC
LISTS ON THE HONG KONG AND SINGAPORE STOCK EXCHANGES

Prudential plc ("Prudential") announces today the successful listing of its ordinary shares on the main board of The Stock Exchange of Hong Kong Limited as a dual primary listing alongside its primary listing of ordinary shares in London.

In addition, Prudential has today successfully listed its ordinary shares on the Singapore Exchange Securities Trading Limited.

The listings are by way of introduction, with no new shares being issued or sold to the public or investors.

Harvey McGrath, Chairman, Prudential, said:

"It is an honour for Prudential to be listed in Hong Kong and Singapore, two world class markets. Today is an important milestone for the Group and further underlines our commitment to Asia."

Tidjane Thiam, Group Chief Executive, Prudential, said:

"Our listings in Hong Kong and Singapore will provide us with a strong platform from which to continue to take advantage of the significant opportunities across the region.  These additional listings offer a wide range of investors the chance to invest in Prudential and confirm our increasing focus on Asia."

ENDS

Enquiries:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Robin Tozer	+44 (0)20 7548 2776	Jessica Stalley	+44 (0)20 7548 3511
Kevin Byram/ Tom Burns Brunswick	+44 (0)20 7404 5959	Lucy Taylor-Smith	+852 2918 2738
Tim Payne / Karin Wong Brunswick (Hong Kong)	+852 3512 5000

Notes to Editors:

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make
.

Important Notice
This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933, as amended (the "Securities Act"). The shares and other securities mentioned in this announcement have not been, and will not be, registered under the Securities Act or under the securities laws of any state or territory of the United States. They may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 May 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary